UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Australian Securities Exchange (“ASX”) announcement filed as Exhibit 99.1 hereto contain forward-looking statements about the Company and the industry in which we operate that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this announcement, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production at our Riverside facility, our collaborations with LG Energy Solution and other customers and strategic partners such as Voltaiq, CBMM and ICoNiChem, our ability to meet the demands of our existing and future customers, the expected economic impact of the DOE MESC grant and the 48C tax credit, our ability to obtain and benefit from additional government funding and other support, improving and growing our battery testing equipment and research and development services offerings, the continued investment in and promising results of our cathode synthesis technology and pilot line, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Quarterly Activities Report and Appendix 4C for three months ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr John Christopher Burns Dr. John Christopher Burns Chief Executive Officer

Date: October 30, 2024